FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure: Final Results








         Results for the year ended 31 December 2006 and business update


Cambridge, UK and Cambridge, Massachusetts - 15 March 2007 - Acambis plc (Acambis) (LSE: ACM) announces its results for the three months and year ended 31 December 2006 and provides an update on its business going forward.


Key points:

- Financial highlights

  o  Full-year revenues of GBP30.9m, in line with guidance

  o  Pre-tax profit in Q4 of GBP2.2m

  o Year-end cash position of GBP34.4m strengthened by ARILVAX settlement and Berna Products sale; excludes GBP16.1m received in January 2007 from ACAM2000 delivery

- Clearer strategy and new executive leadership team established

  o Clear focus on building high-value biotech company supported by biodefence revenues

  o Ian Garland appointed CEO from June 2007

    - Current CEO Gordon Cameron remains in position until then to ensure smooth transition

  o Dr Michael Watson appointed Executive Vice President, R&D

  o Elizabeth Brown appointed acting CFO

- Restructuring programme being implemented

  o  GBP7m of annualised cost savings expected

- R&D pipeline

  o  ChimeriVax-JE

     - Worldwide marketing partnership established with sanofi pasteur

     - Phase 3 efficacy data surpass expectations

     - Paediatric trial ongoing in India

  o  ChimeriVax-West Nile

     - Positive data from Phase 2 trial in healthy adults

     - Phase 2 trial in elderly subjects ongoing

     - Partnership discussions underway

  o  C. difficile

    - Positive data from two Phase 1 trials

    - Vaccine being formulated and manufactured for trials in 2008

  o Universal Influenza vaccine proof-of-concept clinical trial to start in Q2

   - Biodefence franchise

  o  ACAM2000 licence approval process moving forward

     - Information provided to FDA on Complete Response Letter

  o  MVA3000 activities being wound down during 2007

                                      Three months ended        Year ended
                                          31 December           31 December
                                         2006        2005      2006      2005
Revenue                              GBP17.5m   GBP23.9m   GBP30.9m   GBP40.9m
Profit/(loss) before tax              GBP2.2m  GBP(5.1)m  GBP(15.9)m  GBP(27.7)m
Basic earnings/(loss) per share          2.0p     (6.7)p    (15.4)p   (25.2)p

* Prepared under the Group's accounting policies based on International Financial Reporting Standards


Peter Fellner, Chairman of Acambis, commented:


"We have made a strong start in setting Acambis on a firmer footing going forward, including establishing a major partnership with sanofi pasteur on our most advanced programme, a single-dose Japanese encephalitis vaccine, and reporting excellent results with this vaccine in a second large Phase 3 pivotal study. We have also initiated a carefully targeted restructuring exercise to reduce the cost base going forward. I am confident that our new management team, under Ian Garland's leadership, will effectively manage the strategy to build our non-biodefence-related business."

Chairman's statement

OVERVIEW

In 2006, we initiated the transformation of Acambis into a high-value biotechnology company that is supported by, rather than reliant on, its biodefence revenues. Although Acambis faced significant challenges during 2006, we also made good progress with our R&D pipeline and continued this success into 2007.

The greatest challenge was the decision of the US Department of Health and Human Services (DHHS) not to award Acambis a contract under the MVA smallpox vaccine tender process. This decision was disappointing, particularly in view of our record of successfully delivering substantial quantities of our ACAM2000 smallpox vaccine to the US Government.

This outcome overshadowed positive clinical data from several of our key R&D pipeline programmes, including our C. difficile and West Nile vaccines. This success has continued into 2007 with the publication of exceptional data for our single-dose Japanese encephalitis (JE) vaccine in a large Phase 3 pivotal efficacy study.

In addition, the financial position of the Company has been strengthened through a settlement with Novartis AG (Novartis) relating to ARILVAX, the sale of the US marketing operations and a further ACAM2000 order from the US Centers for Disease Control and Prevention (CDC), which in total generated cash proceeds of $65.9m (c. GBP35m). Since the year-end, we have also established a commercialisation partnership with sanofi pasteur relating to ChimeriVax-JE for which we will receive EUR7.5m (c. GBP5m) in payments in the first half of 2007 and which will generate royalties on sales, payments for supply of bulk manufactured product and a further EUR22.5m (c. GBP15m) in milestone payments following marketing authorisations.

STRATEGY

When we announced our third quarter results in November 2006, the Board re-emphasised the Company's strategy, which is to expand our R&D portfolio further, supported by cash derived from the biodefence contracts, in order to reduce the Company's future reliance on biodefence. The negative MVA vaccine decision, communicated a matter of weeks later, underlines the importance of pursuing this strategy as the future for Acambis to deliver shareholder value.

MANAGEMENT CHANGES

In view of the increasing emphasis upon expanding our non-biodefence pipeline, the Board reviewed the management, together with the Company's cost base and its operational capabilities. This aimed to ensure that Acambis' resources, including the management, operational and financial assets, are appropriate to address the Company's changing strategic goals.

Following this review, the Board decided to seek new leadership for the Company to take Acambis into the next stage of its growth. On 7 March 2007, we announced that we appointed Ian Garland as CEO, with effect from 1 June 2007. Ian was previously Chief Financial Officer of Arrow Therapeutics Ltd, which was acquired by AstraZeneca plc for $150m in February 2007. Prior to that, he was President and Chief Operating Officer of Celltech Pharmaceuticals, Inc., encompassing the US operations of Celltech Group plc. During that time, he achieved significant US sales and earnings growth, the approval of two US New Drug Applications and the divestment of several non-core businesses. Ian has extensive US experience that will be invaluable given that the majority of the Acambis' operations are based there.

Until Ian's arrival in June, Gordon Cameron has agreed to remain in his current position as CEO to ensure a smooth transition. Gordon joined Acambis in 1996, serving initially as CFO and as CEO for the last three years. He has overseen substantial advances in the Company's business and operations, including the successful implementation of major US Government biodefence contracts, underpinning the development of Acambis. I would like to thank Gordon for his important contribution over the last few years and wish him every success in his future career.

David Lawrence, CFO, left at the beginning of March and Elizabeth Brown, previously Vice President, Financial Management and Company Secretary, has been appointed as acting CFO. She has served with Acambis for more than ten years and has been responsible for all financial management and control within the Company and for long-term financial planning.

In January 2007, we announced the appointment of Dr Michael Watson as Executive Vice President, R&D, and Executive Director of the Board. Dr Watson replaces Dr Thomas Monath, who retired as Chief Scientific Officer during 2006, but takes on a broader role that is intended to facilitate the effective management and integration of our Research, Development, Clinical and Medical Affairs activities.

We have also further strengthened the Board by appointing Dr William Jenkins and John Lambert as Non-executive Directors, with effect from 1 December 2006. These appointments provide a valuable addition to the industry experience on the Board.

We are confident that these Board and management changes will provide the necessary leadership to achieve this re-orientation of Acambis' business.

RESTRUCTURING OF OPERATIONS AND COST BASE

The restructuring announced on 7 March 2007 is intended to increase the focus of resources upon key programmes and core operational capabilities, and significantly lower Acambis' cost base.

We intend to reduce Acambis' cost base by around 20%, with the majority of the cost saving initiatives being implemented in 2007. The headcount will be reduced from 260 by approximately 15% during this year across the organisation.

To utilise our resources most effectively, our R&D operations will now focus primarily on activities through to Phase 2 clinical studies, although we may still complete Phase 3 clinical studies in some cases. We will also continue to develop scalable manufacturing processes utilising our world-class facilities and will, generally, seek partners to commercialise our products. We do not expect the reorganisation to have any impact on our existing pipeline.

The cash costs of the restructuring, all of which will be incurred in 2007, are expected to be around GBP3m, which will be offset by the savings achieved during this year. Following the full implementation, it is expected that the cost base will decrease by approximately GBP7m per annum, with the first full year of savings being in 2008.

R&D UPDATE

- ChimeriVax-JE: excellent efficacy data reported, partnership with a global vaccine player secured; Indian paediatric trial underway

After the year-end, we announced the achievement of three important milestones for our ChimeriVax-JE programme: (i) publication of pivotal Phase 3 efficacy data; (ii) establishment of a worldwide commercialisation partnership with sanofi pasteur; and (iii) commencement of the paediatric study in India.

In the Phase 3 efficacy trial, our single-dose ChimeriVax-JE vaccine was tested for non-inferiority to the three-dose JE-VAX(R), a licensed JE vaccine, based on development of neutralising antibodies against the relevant homologous JE virus. With seroconversion rates of 99.1% in the ChimeriVax-JE group compared with 74.8% in the JE-VAX group, we were able to demonstrate not only non-inferiority but also statistical superiority (p<0.001).

This followed the reporting of excellent results from our pivotal Phase 3 safety trial in October 2006, which showed that vaccination with ChimeriVax-JE was systemically and locally well tolerated. Almost all adverse events which were recorded were mild or moderate, although there was one serious adverse event considered to be vaccine-related, which resolved without complications. In total, more than 2,400 subjects were recruited for these two trials and the data will support filings for endemic and travel vaccine markets.

In February 2007, we established a major partnership agreement with sanofi pasteur, the vaccines business of the sanofi-aventis Group, one of the world's leading vaccine companies. Under the agreement, we have granted sanofi pasteur marketing, distribution and certain manufacturing rights to ChimeriVax-JE worldwide, excluding India and the Indian subcontinent, where we have an existing agreement with Bharat Biotech International Limited, and also excluding the US, for which sanofi pasteur has been granted an option.

We will receive royalties on sales and payment for the supply of bulk manufactured ChimeriVax-JE product, which we will continue to produce at our Canton, MA facility. In addition, we will receive an upfront payment and milestone payments following marketing authorisation of ChimeriVax-JE in key endemic countries and in the European Union. The upfront and milestone payments are together worth up to EUR30m (c. GBP20m), of which EUR7.5m (c. GBP5m) will be received in the first half of 2007. The US-related option, if exercised, will generate additional upfront and milestone payments, and will also provide revenues from royalty payments. As sanofi pasteur is responsible for lyophilisation and fill/finish of the bulk ChimeriVax-JE in the designated regions, we have initiated a technology transfer process.

We believe that our agreements with both sanofi pasteur and Bharat Biotech combine the best JE vaccine candidate with the best partners.

To support licence applications in the endemic regions, we are conducting a paediatric trial in India, which is the first trial of ChimeriVax-JE in infants and children. The trial aims to evaluate the safety and immunogenicity of one dose of ChimeriVax-JE compared with two doses of the currently licensed JE vaccine, a locally produced inactivated mouse-brain vaccine.

- ChimeriVax-West Nile: leading vaccine candidate status maintained as trial underway in target population

Having completed the first part of a Phase 2 trial of ChimeriVax-West Nile in 2006, we are currently conducting the second part of the trial in one of the key target populations for the vaccine: elderly subjects. The second part of the Phase 2 trial includes approximately 100 subjects aged 41 years and above, which includes those who are considered by the CDC to be most at risk from severe disease resulting from West Nile virus infection. We are comparing the safety, tolerability and immunogenicity of ChimeriVaxTM-West Nile against placebo.

During 2006, we published positive data from the first part of the Phase 2 trial, which tested safety and immunogenicity in healthy adults. The data showed that ChimeriVax-West Nile elicits a high immune response after a single dose, with over 97% of all subjects who received ChimeriVaxTM-West Nile seroconverting 28 days after a single vaccination.

We have initiated partnership discussions with a view to out-licensing the programme after the conclusion of our Phase 2 trial.

- C. difficile: positive clinical trial data published in 2006; preparation of clinical trial material ongoing in 2007

In 2006, we reported positive results from two Phase 1 trials that evaluated the safety, tolerability and immunogenicity of our vaccine against C. difficile-associated disease. In the first trial, our vaccine was tested in young healthy adults at different dose levels. The second trial focused on healthy elderly subjects aged 65 years and above, who are the principal target population for the vaccine. The two trials both produced positive results, with antibody responses seen in all subjects who received our vaccine. There were no vaccine-related serious adverse events and the most common vaccine-related side effects were mild in nature.

Currently, we are in the process of improving the formulation of the vaccine to improve its stability profile. We will then manufacture new vaccine lots for the next stage of clinical development, which we anticipate will be in 2008.

- Influenza: application submitted to US FDA for clinical trials

In the next few weeks, we expect to submit an Investigational New Drug (IND) application to the US Food and Drug Administration (FDA) to initiate clinical testing of our ACAM-FLU-A vaccine candidate. ACAM-FLU-A is the first vaccine candidate being developed under our influenza programme and is designed to function as a universal vaccine against all 'A' strains of influenza by targeting a conserved peptide component present in 'A' strains of the virus. As such, it could be a candidate pandemic influenza vaccine, as well as becoming one of the components for a universal seasonal vaccine.

Our influenza programme is intended to be a highly innovative approach to one of the major killer diseases in the world today.

BIODEFENCE FRANCHISE UPDATE

- ACAM2000: additional US Government order completed and progressing toward licence approval

In December 2006, we successfully completed delivery of an additional 10 million doses of our ACAM2000 smallpox vaccine to the CDC. This generated revenue of approximately GBP16m, for which we received payment in January 2007. This order brought the number of doses produced to date for the US Government to 192.5 million and was intended to incentivise us to continue work to establish a warm-base manufacturing capability for ACAM2000. Under a warm-base manufacturing contract, we would maintain an ongoing production readiness capability through annual production runs. Finalisation of a warm-base manufacturing contract with the US Government is expected follow after US licensure of ACAM2000.

In January 2007, as part of the normal review process, we received a Complete Response Letter (CRL) from the FDA in response to our ACAM2000 Biologics Licence Application (BLA). In the CRL, the FDA requested additional information that it required to complete its review of the BLA and, two weeks ago, we provided that information. The next key step in the review process is for the FDA to hold a Vaccines and Related Biological Products Advisory Committee (VRBPAC) meeting for ACAM2000. The next scheduled VRBPAC meeting is in May and we are hoping to have ACAM2000 reviewed at that meeting.

- MVA3000: winding down activities during 2007

On 14 November 2006, we were notified by the US Department of Health and Human Services (DHHS) that our proposal for the supply of doses of MVA3000 attenuated smallpox vaccine was no longer being considered for a contract award under DHHS's tender process. DHHS has since debriefed us and explained its rationale for this decision, which centred on issues relating to the technical specification of our MVA3000 product.

We are completing certain activities under our existing MVA R&D contract with the US National Institutes of Health (NIH) and, as a result of DHHS's decision, have agreed to wind down the programme by the end of that contract in September 2007.

- MVA litigation: ITC decision

In September 2006, a judge at the International Trade Commission (ITC) ruled in our favour in the litigation with Bavarian Nordic A/S (Bavarian Nordic) relating to MVA, following an evidentiary hearing held in May 2006. The judge invalidated each of the patent claims asserted against Acambis and denied Bavarian Nordic's request for an exclusionary order. In November 2006, the ITC decided to review the decision and, in February 2007, announced that the case would be remanded back to the same judge. The target date for completion of the investigation has been set at 19 October 2007. Cases are also ongoing at the District Court of Delaware, US and the Commercial Court in Vienna, Austria.

Given the US Government's decision in November 2006 not to award us a contract, all three cases are now largely immaterial to our strategic goals.

- Listing: de-listing from NASDAQ completed, de-registration from the SEC ongoing

In 2006, we announced our intention to deregister voluntarily from the US Securities Exchange Act of 1934 and to delist our stock from NASDAQ. In our view, the listing was no longer in shareholders' best interests. On 18 December 2006, we completed our voluntary de-listing from NASDAQ and terminated our American Depositary Receipt facility, which became effective at the close of trading on 14 February 2007. The process to deregister from the Securities and Exchange Commission (SEC) is ongoing. Our obligation to report to the SEC is expected to be suspended in the second quarter of 2007. Our ongoing obligations under our London Stock Exchange listing are unaffected by this process.

As a result of our delisting and deregistration, we expect to achieve annual cost savings of around GBP0.4m per annum. This is in addition to the GBP7m cost savings referred to previously.

FINANCIAL REVIEW

The financial results prepared under the Group's accounting policies based on International Financial Reporting Standards, for the year ended 31 December 2006, are presented below. The narrative reflects a comparison of our activities in 2006 and 2005, and, unless otherwise stated, the comparative figures in parentheses relate to the equivalent period in 2005. A high-level summary of the results for the three months ended 31 December 2006 is also shown.

Trading results

Revenue for the year was GBP30.9m (2005 - GBP40.9m), which is in line with the revenue guidance of around GBP30m given in 2006. The main sources of revenue during 2006 were from product sales of 10 million doses of ACAM2000 to the US Government, our two contracts with the NIH for MVA3000 and product sales of Vivotif, up to the time that the Berna Products Corporation (BPC) business was sold to Crucell NV (Crucell) in September. The higher levels of revenue in 2005 reflected more intensive levels of activity on our government contracts.

Cost of sales in 2006 decreased to GBP14.6m (2005 - GBP27.6m) and represents costs relating to each of the above revenue items and certain costs of operating our manufacturing facilities.

Our gross profit margin for the year increased to 52.8% (2005 - 32.5%). This represents the change in the mix of revenues recorded in the two years.

Expenditure on R&D increased in the year to GBP37.0m (2005 - GBP34.1m) and was slightly below guidance provided during 2006. The costs are net of a GBP1.2m credit (2005 - GBPnil) relating to the ARILVAX programme as a result of reaching settlement with Novartis. The two Phase 3 trials for ChimeriVax-JE contributed a significant proportion to these costs in 2006. During 2006, we continued to expense process development and manufacturing costs for work on our R&D projects against R&D costs.

Sales and marketing costs in the year were GBP2.6m (2005 - GBP2.6m). Administrative costs were GBP8.6m (2005 - GBP7.7m). The main reasons for the increase in costs in 2006 were costs associated with the MVA litigation, aborted acquisition costs and foreign exchange movements.

During 2006, two items of other operating income were recorded in our third quarter's results. The first, GBP10.1m (2005 - GBPnil), relates to the $19.0m settlement received from Novartis for the ARILVAX programme. The second relates to the sale of the BPC business to Crucell on which other operating income of GBP4.6m was recorded. This represented GBP9.0m ($17m) of proceeds, which was offset by the value of fixed assets, working capital, goodwill, other intangible assets and related deferred tax liabilities on the balance sheet.

Finance income in the year was GBP2.0m (2005 - GBP4.0m). The reduction was as a result of lower cash levels during 2006 compared with 2005. Finance costs were GBP0.7m (2005 - GBP1.0m), which primarily comprised interest payable on the lease-financing facility that was put in place for the reactivation of our manufacturing plant in Canton, MA. This facility was paid down in full at the end of 2006.

Pre-tax loss for 2006 was GBP15.9m (2005 - GBP27.7m). The difference seen over 2005 is in part due to other operating income relating to ARILVAX and the sale of BPC.

In 2006, we recorded a tax charge of GBP0.6m (2005 - credit of GBP0.7m). The charge in 2006 relates to adjustments to tax in respect of prior periods.

Balance sheet highlights

i) Cash/debtors

Cash, cash equivalents and liquid investments of the Group at 31 December 2006 amounted to GBP34.4m (31 December 2005 - GBP68.0m). The reduction in cash during the year is a result of increased investment in the R&D pipeline, repayment of our lease-financing facility and the net cash outflow from working capital movements as described below.

During the year, trade and other receivables decreased to GBP17.5m (31 December 2005 - GBP20.6m). The balance at the end of 2006 included the amount owing by the US Government for the 10 million-dose ACAM2000 shipment made in the fourth quarter. This trade debtor has been settled since the year-end.

ii)  Inventory

Inventory held at 31 December 2006 amounted to GBP1.5m (31 December 2005 - GBP3.6m). The balance principally represents work-in-progress and finished goods in relation to our ACAM2000 vaccine. The reduction seen in 2006 is predominantly a result of the shipment of ACAM2000 inventory during the fourth quarter of 2006. In 2005, the balance also included stocks of Vivotif, which were transferred to Crucell in September 2006 as part of the sale of the BPC business and are, therefore, no longer represented in the inventory balance.

iii) Current liabilities: amounts falling due in one year

At 31 December 2006, current liabilities were GBP15.6m (31 December 2005 - GBP46.8m). Trade and other payables were GBP3.2m at 31 December 2006
(31 December 2005 - GBP16.1m). The high level outstanding at the end of 2005 was principally attributable to the trade creditor for the production of 500,000 doses of MVA3000 shipped in the last quarter of 2005. At 31 December 2006 the balance of accruals and deferred income was GBP6.6m (31 December 2005 - GBP14.1m). This reduction seen during 2006 principally relates to payment of creditors for the completion of the Phase 3 clinical trials for JE. Current liabilities at the end of 2006 represent more normalised levels.

iv) Short-term borrowings and financial liabilities

The combined balance of our US dollar-denominated financing facilities was GBP5.0m at 31 December 2006 (31 December 2005 - GBP12.8m). At the end of 2006, we made our final payment to settle our lease-financing facility, resulting in a nil balance at 31 December 2006 (31 December 2005 - GBP7.1m). The balance on the overdraft facility at 31 December 2006 was GBP3.6m (31 December 2005 - GBP4.0m), the decrease being attributable to exchange rate movements in the period. The remaining balance of GBP1.4m at 31 December 2006 (31 December 2005 - GBP1.7m) relates to the discounted value of the future payments for the Rockville fill/finish facility acquired in 2005, payable between 2006 and 2017.

Fourth quarter results

The following section summarises the financial highlights for the three months ended 31 December 2006 (Q4). Unless stated otherwise, the comparative figures in parentheses relate to the equivalent three-month period in 2005.

Revenues in Q4 were GBP17.5m (2005 - GBP23.9m) and principally represented product sales of 10 million doses of ACAM2000 to the US Government and our two contracts with the NIH for MVA3000. The equivalent period in 2005 included revenue from the shipment of 500,000 doses of MVA3000. Cost of sales was GBP4.8m in Q4 (2005 - GBP13.3m) representing the lower proportion of revenue in 2006 for the lower gross margin MVA contracts, over 2005. R&D costs were GBP9.0m (2005 - GBP10.7m). In Q4, we recorded GBP0.4m (2005 - GBP0.6m) of sales and marketing costs. Administrative costs were lower at GBP1.5m in Q4 (2005 - GBP4.9m). Costs in 2005 included a provision for the defence of the MVA litigation.

The pre-tax profit in Q4 was GBP2.2m (2005 - pre-tax loss of GBP5.1m). The change in the periods reflects the change in mix of revenues and gross margins over the two periods.

On cash, in Q4, the final payments were made to settle the lease-financing facility, increasing the payments in the quarter to GBP3.9m (2005 - GBP0.9m).

OUTLOOK AND GUIDANCE

Through the Board and management changes, the restructuring of our business and cost base, and the good progress made in the pipeline projects, we have made a strong start towards setting Acambis on a firmer footing for its next stage of growth. We are committed to transitioning Acambis away from biodefence-related activities by building out its non-biodefence pipeline, where we have had some notable successes recently.

During 2007, it remains important for us to secure the expected ACAM2000 warm-base manufacturing contract, which can provide useful long-term revenues to support our pipeline investment. However, as we are winding down the MVA3000 programme and nearing the end of the ACAM2000 licensure process, internal R&D resources will continue to transition onto non-biodefence activities, particularly our C. difficile and influenza programmes.

During 2007, we expect to receive EUR7.5m (c. GBP5m) in upfront and milestone payments from sanofi pasteur for ChimeriVax-JE and residual revenue from the US Government for MVA3000 as we wind down our existing contracts. As highlighted, we also expect to secure an ACAM2000 warm-base manufacturing contract with the US Government and will provide guidance on revenues as and when that contract is finalised.

We expect R&D expenditure will be significantly lower this year, at around GBP25-30m, principally as a result of having completed the ChimeriVax-JE Phase 3 trials, This represents a more normalised level for the next few years.

                                     -ends-

A meeting and conference call for analysts will be held today at 9.00 am GMT. For details, contact Jon Coles / Justine McIlroy / Margherita Lupi at Brunswick on telephone number +44 (0) 20 7404 5959. An instant replay of the call will be available until 22 March 2007 on telephone number UK: +44 (0) 20 8196 1998 and
US: + 1 (866) 583 1035. The pin code is 949716. A webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available for 12 months until 15 March 2008.

Enquiries:

Acambis plc

Peter Fellner, Chairman

Gordon Cameron, Chief Executive Officer

Lyndsay Wright, VP, Communications and IR

Today: tel +44 (0) 20 7404 5959

Thereafter: tel +44 (0) 1223 275 300


Brunswick

Jon Coles / Justine McIlroy / Margherita Lupi

Tel: +44 (0) 20 7404 5959


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

The market opportunities for Acambis' pipeline programmes


Japanese encephalitis

According to the WHO, approximately 30,000 to 50,000 people suffer from JE annually, mainly in Asia(1). During a recent epidemic in northern India and Nepal, JE killed more than 1,000 people, most of them children(2). An estimated three billion people live in JE-endemic regions, which include Thailand, China, Japan, India and parts of Australia. The current market's value is believed to be $100-150m. A single dose, safe and effective vaccine offers the potential to expand the market by changing vaccine recommendations and encouraging more countries to include a JE vaccine in paediatric vaccination schedules.

West Nile virus

While the epidemiological picture of West Nile virus infection in the US is not yet well established, data from 2006 demonstrated that this continues to be a problem suited to a vaccination approach. In 2006, the incidence of cases and deaths increased significantly, by 41% and 35%, respectively, compared to 2005.

C. difficile

Hospital-acquired infections caused by C. difficile bacteria are an increasing problem in many developed countries, including the US, Canada and the UK. It is estimated that C. difficile causes at least 350,000 cases in the US alone (based on an assumed infection of 1% of the hospital population each year) with annual costs to the healthcare system exceeding $1 billion.(3)

Today, no vaccine exists to protect individuals against C. difficile-associated disease (CDAD) and Acambis is the only company known to have undertaken clinical trials of a vaccine against CDAD. Current treatment of CDAD includes the use of an antibiotic, metronidazole or vancomycin, and even surgery in most severe cases to eradicate the C. difficile bacterium.

Influenza

Today, influenza represents the single largest vaccine market in the world. It is also still a major global killer, resulting in an estimated one billion cases and 300,000 to 500,000 deaths every year. Yet, no lasting immunity against the virus is acquired, after either natural infection or immunisation, because of the virus' ability to mutate.

This ability also creates the potential for pandemics, which are caused by mutation of the influenza virus into a particularly virulent strain. Three pandemics occurred in the 20th century, all caused by "A" strains of the influenza virus. Experts believe the next pandemic could cause disease in two billion people. Based on best-case scenarios modelled on the mild pandemic of 1968, this could result in two to seven million deaths. However, if the death toll associated with the 1918 influenza virus were applied to today's world population, there could be 180 to 360 million deaths globally.(4)

References

(1) WHO, Water Related Disease, Japanese encephalitis

    www.who.int/water_sanitation_health/diseases/encephalitis/en/

(2) WHO, Regional Office for South-East Asia, Immunization and Vaccine Development, Japanese encephalitis

    www.searo.who.int/en/section1226/section2073.asp

(3) Kyne et al., Clinical Infectious Diseases 2002; 34:346-353

(4) Kamps-Hoffmann-Preiser, Influenza Report 2006.

"Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management' in the Company's 2005 Annual Report and "Risk factors' in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.



Results for the year ended 31 December 2006
Group income statement

                       Three months   Three months           Year          Year
                              ended          ended          ended         ended
                        31 December    31 December    31 December   31 December
                               2006           2005           2006          2005
                        (unaudited)    (unaudited)    (unaudited)     (audited)
                               GBPm           GBPm           GBPm          GBPm

Revenue                        17.5           23.9           30.9          40.9
Cost of sales                  (4.8)         (13.3)         (14.6)        (27.6)
                          ---------      ---------      ---------     ---------
Gross profit                   12.7           10.6           16.3          13.3

Research and
development costs              (9.0)         (10.7)         (37.0)        (34.1)
Sales and marketing
costs                          (0.4)          (0.6)          (2.6)         (2.6)
Administrative costs           (1.5)          (4.9)          (8.6)         (7.7)
Other operating
income:
 - Settlement of
   ARILVAX agreement              -              -           10.1             -
 - Profit on sale of
   business operation           0.2              -            4.6             -
 - Fair value of shares
   received for grant of
   licence                        -              -              -           0.4
                          ---------      ---------      ---------     ---------
Operating
profit/(loss)                   2.0           (5.6)         (17.2)        (30.7)

Finance income                  0.5            0.8            2.0           4.0
Finance costs                  (0.3)          (0.3)          (0.7)         (1.0)
                                                        ---------     ---------
Profit/(loss) on
ordinary activities
before taxation                 2.2           (5.1)         (15.9)        (27.7)

Taxation: UK                      -           (1.5)          (0.8)         (1.7)
Taxation: Overseas             (0.1)          (0.6)           0.2           2.4
                          =========      =========      =========     =========
Profit/(loss) on
ordinary activities
after taxation                  2.1           (7.2)         (16.5)        (27.0)
                          =========      =========      =========     =========

Basic earnings/(loss)
per share (in pence)            2.0p          (6.7)p        (15.4)p      (25.2)p
Diluted earnings/(loss) per
share (in pence)                1.9p          (6.7)p        (15.4)p      (25.2)p
Weighted average
number of
ordinary shares in
issue - basic           107,289,255    107,261,327    107,285,860   107,211,367
Weighted average
number of ordinary
shares in issue -
diluted                 108,214,491    107,261,327    107,285,860    107,211,367





Group balance sheet as at 31 December 2006
                                                           As at         As at
                                                     31 December   31 December
                                                            2006          2005
                                                      (unaudited)     (audited)
                                                            GBPm          GBPm
Non-current assets
Goodwill                                                    12.4          14.9
Other intangible assets                                      0.7           4.2
Property, plant and equipment                               14.6          19.8
Deferred tax asset                                             -           0.3
Financial assets: available for sale investments             0.6           0.6
                                                    ------------  ------------
                                                            28.3          39.8

Current assets
Inventory                                                    1.5           3.6
Current tax assets                                           0.6           1.3
Trade and other receivables                                 17.5          20.6
Financial assets: derivative financial instruments             -           0.1
Liquid investments                                           7.5          18.8
Cash and cash equivalents                                   26.9          49.2
                                                    ------------  ------------
                                                            54.0          93.6

Current liabilities
Financial liabilities:
   - short-term borrowings                                  (3.6)         (4.0)
   - short-term financial liabilities                       (0.1)         (7.2)
Trade and other payables                                    (3.2)        (16.1)
Accruals and deferred income                                (6.6)        (14.1)
Income tax payable                                          (2.1)         (3.1)
Provisions                                                     -          (2.3)
                                                    ------------  ------------
                                                           (15.6)        (46.8)
                                                    ------------  ------------
Net current assets                                          38.4          46.8

Non-current liabilities
Investment in Joint Venture                                 (0.3)         (0.3)
Long-term financial liabilities                             (1.3)         (1.6)
Other non-current liabilities                                  -             -
Deferred tax liabilities                                       -          (1.7)
                                                    ------------  ------------
                                                            (1.6)         (3.6)
                                                    ------------  ------------
Net assets                                                  65.1          83.0
                                                    ============  ============

Shareholders' equity
Share capital                                               10.7          10.7
Share premium                                               98.0          98.0
Other reserves                                              (2.8)         (0.9)
Retained earnings                                          (40.8)        (24.8)
                                                    ------------  ------------
Total shareholders' equity                                  65.1          83.0
                                                    ============  ============


Group cash flow statement

                        Three months   Three months           Year         Year
                               ended          ended          ended        ended
                         31 December    31 December    31 December  31 December
                                2006           2005           2006         2005
                          (unaudited)    (unaudited)    (unaudited)    (audited)
                                GBPm           GBPm           GBPm         GBPm
Operating activities
Profit/(loss) on
ordinary activities
before tax                      2.2           (5.1)         (15.9)       (27.7)
Depreciation and
amortisation                    0.7            2.1            3.8          5.3
Increase in working
capital                       (10.2)          (5.8)         (21.7)        (2.8)
Profit on sale of
business operations            (0.2)             -           (4.6)           -
Other non-cash
movements                       0.7           (0.2)           2.4         (0.7)
Net finance costs              (0.2)          (0.5)          (1.3)        (3.0)
Taxes paid                     (0.2)           5.0           (1.1)        (0.4)
                          ---------      ---------      ---------    ---------
Cash flows from
operating activities           (7.2)          (4.5)         (38.4)       (29.3)

Investing activities
Purchase of business
operations                        -           (0.3)             -         (1.7)
Proceeds from sale of
business operation              0.2              -            9.0            -
Purchase of intangibles           -              -           (0.2)        (0.4)
Purchase of property,
plant and equipment            (0.3)          (0.7)          (0.9)        (3.7)
Proceeds from sale of
property, plant and
equipment                         -              -            0.5            -
                          ---------      ---------      ---------    ---------
Cash flows used in
investing activities           (0.1)          (1.0)           8.4         (5.8)

Financing activities
Interest element of
finance lease payments         (0.1)          (0.2)          (0.4)        (0.6)
Interest paid                  (0.1)          (0.1)          (0.2)        (0.2)
Interest received               0.5            0.8            2.2          3.8
Proceeds from issues
of shares                         -              -              -          0.2
Purchase of own shares            -              -              -         (0.2)
Capital element of
finance lease payments         (3.9)          (0.9)          (6.6)        (3.3)
Purchase of liquid
investments                    (7.5)          (8.8)         (13.6)       (34.8)
Sale of liquid
investments                    10.0            4.0           24.9         36.8
                          ---------      ---------      ---------    ---------
Cash flows from
financing activities           (1.1)          (5.2)           6.3          1.7
                          ---------      ---------      ---------    ---------
Decrease in cash and
cash equivalents               (8.4)         (10.7)         (23.7)       (33.4)

Net foreign exchange
difference                     (0.7)           0.4           (2.2)         1.6
Cash and cash
equivalents opening
balance                        32.4           59.5           49.2         81.0
                          ---------      ---------      ---------    ---------
Cash and cash
equivalents closing
balance (note 3)               23.3           49.2           23.3         49.2
                          =========      =========      =========    =========


Reconciliation of movements in Group shareholders' equity

                                                      Year ended     Year ended
                                                     31 December    31 December
                                                            2006           2005
                                                      (unaudited)      (audited)
                                                            GBPm           GBPm

Retained loss for the period                               (16.5)         (27.0)
(Loss)/gain on foreign currency exchange                    (1.8)           1.6
Foreign currency exchange realised on sale of
business operation                                          (0.1)             -
Revaluation of available for sale investments                  -            0.1
Credit in respect of employee share schemes                  0.5            0.8
                                                    ------------   ------------
                                                           (17.9)         (24.5)
New share capital subscribed                                   -            0.2
Purchase of Treasury shares                                    -           (0.2)
                                                    ------------   ------------
Net decrease in shareholders' equity                       (17.9)         (24.5)
Opening shareholders' equity                                83.0          107.5
                                                    ------------   ------------
Closing shareholders' equity                                65.1           83.0
                                                    ============   ============



Notes

1.  Basis of preparation
With the exception of the financial information for the year ended 31 December
2005 which is audited, the financial information for the three months to 31
December 2005 and for the three months and year ended 31 December 2006 is unaudited. The financial information for both years has been prepared in accordance with the Group's accounting policies which are based on IFRS as adopted by the European Union and the Listing Rules of the Financial Services
Authority.

This summary of results does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The 2005 financial statements, which were approved at the 2006 Annual General Meeting on 23 June 2006, have been reported on by the Company's auditors and subsequently delivered to the Registrar of Companies. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985.

2.  Directors' responsibility
The Directors are responsible for the maintenance and integrity of the Group's website. The Company notes that UK legislation governing the preparation and dissemination of financial information may differ from that required in other jurisdictions.

3.  Cash and cash equivalents
Cash, cash equivalents and bank overdrafts include the following for the purposes of the cash flow statement:
                                                        2006              2005
                                                        GBPm              GBPm

Cash and cash equivalents                               26.9              49.2
Bank overdrafts                                         (3.6)                -
                                                    --------          --------
                                                        23.3              49.2
                                                    ========          ========







                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 15 March 2007                    ACAMBIS PLC



                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.